Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation issued the following press release today:

Contacts:	David Banks
Investor Relations
303.967.8057

Greg Rossiter
Media Relations
303.967.6275

FIRST DATA ANNOUNCES $0.47 EARNINGS PER SHARE ON REVENUE OF $2.1 BILLION

DENVER, July 17, 2003 – First Data Corp. (NYSE: FDC), today reported second quarter earnings per share of $0.47 up 21% on a reported basis and 15% on a recurring basis year-over-year. Revenue grew 12% to $2.1 billion.

“It was another good quarter and we remain confident that we will achieve full-year guidance,” said Charlie Fote, chairman and chief executive officer. “Our focus in the second half of the year is to deliver strong financial performance and to conclude the Concord transaction.”

(Refer to the Financial Measures section below for the definition of recurring operations.)

Business Segment Highlights

Payment Services, comprised largely of Western Union, delivered second quarter revenue of $896 million, a 15% growth from $780 million in the same period last year. Operating profits grew 24% to $305 million with profit margin improving to 34%, up from 32% in second quarter 2002. The international business, including Mexico, contributed to the increase in profit margin.

Western Union’s ability to provide convenient means for consumers to send money anywhere and at any time continued to drive transaction growth in the second quarter. Consumer-to-consumer money transfer transactions, more than 80% of Western Union’s money transfer revenue, grew 20%. Transaction growth to Mexico was 25%. International transactions and revenue grew 27% and 26%, respectively. Western Union branded consumer-to-business transactions increased 15%. Prepaid services transactions grew 34%.

The Western Union agent distribution network is more than 165,000 locations strong. At current expansion rates, Western Union is well on track to finish the year with more than 180,000 agent locations.

Executing on First Data’s cross-sell strategy, ValueLink, Western Union’s prepaid stored value card business, expanded the total number of retail outlets where ValueLink stored value cards are offered and accepted to nearly 72,000 by signing agreements with several existing First Data clients, including Winn-Dixie.

Card Issuing Services posted second quarter revenue of $509 million, up 10% year-over-year primarily due to increased print, mail and plastics outsourcing business. Card Issuing continues to generate healthy cash flows consistent with the First Data family of businesses. Operating profits of $74 million declined as a result of decreasing sub-prime business, increased investments in international markets and pricing adjustments.

As of June 30, accounts on file were 316 million. The pipeline of accounts to be converted is approximately 90 million. During the quarter, more than 8 million accounts were converted. An additional 29 million accounts are scheduled to be converted by the end of 2003.

Merchant Services grew revenue and operating profits 12% for the second quarter to $783 million and $217 million, respectively. Merchant processing transactions grew 25%, and profit margin remained strong at 28%.

A pending bank merger led to the termination of a small First Data alliance relationship. The termination of this alliance relationship and the sale of First Data’s interest in the related merchant portfolio resulted in a $20 million pre-tax gain in the quarter. This compares to $20 million in similar gains including contract termination fees in the second quarter 2002.

Emerging Payments, First Data’s eONE Global business reported $38 million in revenue for the quarter. During the quarter, eONE Global signed several agreements expanding its overall payment technology capabilities and creating new revenue opportunities.

Other Highlights

On May 21, First Data’s board authorized an additional $1.145 billion for stock repurchases. During the quarter, the company repurchased 10.7 million shares of its stock for $454 million at an average price of $42.47 per share. The remaining authorization for stock repurchases is approximately $1.0 billion.

The company filed a shelf registration with the Securities and Exchange Commission, for an additional $1.8 billion of debt or equity on June 12, 2003.

Financial Measures

Results from recurring operations are non-GAAP (generally accepted accounting principles) measures and should be viewed in addition to, and not in lieu of, the company’s reported results. Reconciliations to comparable GAAP measures are available in the accompanying schedules and in the “Invest” section of the company’s web site at www.firstdata.com. Recurring operations exclude restructuring, impairment, significant litigation and regulatory settlement charges; and divestiture and non-operating investment gains and losses, as detailed in the accompanying schedules.

Conference Call and Webcast

First Data will hold a conference call today at 8:00 a.m. EDT to discuss the company’s second quarter financial performance. Charlie Fote, chairman and chief executive officer; Kim Patmore, executive vice president and chief financial officer; and David Banks, senior vice president of Investor Relations will host the call. The call will be open to the public. The conference call can be accessed by calling 888-831-9087 (in the U.S.) or 210-234-8003 (internationally) and passcode: FDC. This call also will be broadcast on the company’s web site at www.firstdata.com. Interested parties are encouraged to click on the webcast link 10-15 minutes prior to the start of the conference call.

A replay of the conference call and the webcast will be available July 18 at 8:00 a.m. EDT through 5:00 p.m. EDT July 24, 2003. The replay of the call is available at 800-873-2140 in the U.S. or 402-220-4756 internationally (no passcode required), and a replay of the webcast is available at www.firstdata.com.

Please note: All statements made by First Data officers on this call are the property of First Data and subject to copyright protection. Recording of the call is prohibited without the express written consent of First Data.

# # # # #

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 165,000 Agent locations in more than 195 countries and territories. For more information, please visit the company’s web site at www.firstdata.com.

Notice to Investors, Prospective Investors and the Investment Community

Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding First Data Corporation’s business which are not historical facts, including the revenue and earnings projections, are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which the Company’s forward-looking statements are premised include: (a) continued growth at rates approximating recent levels for card-based payment transactions, consumer money transfer transactions and other product markets; (b) successful conversions under service contracts with major clients; (c) renewal of material contracts in the Company’s business units consistent with past experience; (d) timely, successful and cost-effective implementation of processing systems to provide new products, improved functionality and increased efficiencies, particularly in the card issuing services segment; (e) successful and timely integration of significant businesses and technologies acquired by the Company and realization of anticipated synergies; (f) continuing development and maintenance of appropriate business continuity plans for the Company’s processing systems based on the needs and risks relative to each such system; (g) absence of consolidation among client financial institutions or other client groups which has a significant impact on FDC client relationships and no material loss of business from significant customers of the Company; (h) achieving planned revenue growth throughout the Company, including in the merchant alliance program which involves several joint ventures not under the sole control of the Company and each of which acts independently of the others, and successful management of pricing pressures through cost efficiencies and other cost management initiatives; (i) successfully managing the credit and fraud risks in the Company’s business units and the merchant alliances, particularly in the context of the developing e-commerce markets; (j) anticipation of and response to technological changes, particularly with respect to e-commerce; (k) attracting and retaining qualified key employees; (l) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting FDC’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (m) continuation of the existing interest rate environment so as to avoid increases in agent fees related to Payment Services’ products and increases in interest on the Company’s borrowings; (n) absence of significant changes in foreign exchange spreads on retail money transfer transactions, particularly in high-volume corridors, without a corresponding increase in volume or consumer fees; (o) continued political stability in countries in which Western Union has material operations; (p) implementation of Western Union agent agreements with governmental entities according to schedule and no interruption of relations with countries in which Western Union has or is implementing material agent agreements; (q) no unanticipated developments relating to previously disclosed lawsuits, investigations or similar matters; (r) successful management of any impact from slowing economic conditions or consumer spending; (s) no catastrophic events that could impact the Company’s or its major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (t) no material breach of security of any of our systems; and (u) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation’s 2003 annual meeting of stockholders.

Not an Offer to Sell Securities

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described in the registration statement filed by the company on June 12, 2003, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

FIRST DATA CORPORATION

SUMMARY FINANCIAL HIGHLIGHTS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended June 30,
	2003	2002	Change
Total revenues (GAAP) (a)	$2,114.2	$1,889.9	12%

Income before income taxes, minority interest and equity earnings in affiliates
Recurring operations	$478.9	$434.6	10%
Items excluded from recurring operations (i)	(0.1)	(31.4)

Reported (GAAP)	$478.8	$403.2	19%

Net income
Recurring operations	$353.8	$316.2	12%
Items excluded from recurring operations	—	(17.6)

Reported (GAAP)	$353.8	$298.6	18%

Earnings per common share - diluted
Recurring operations	$0.47	$0.41	15%
Items excluded from recurring operations	—	(0.02)

Reported (GAAP)	$0.47	$0.39	21%

Weighted average shares outstanding -diluted	759.4	775.7	-2%
Net income margins
Recurring operations	16.7%	16.7%	0.0 pts
Items excluded from recurring operations	—	(0.9%)

Reported (GAAP)	16.7%	15.8%	0.9 pts

(See accompanying notes)

FIRST DATA CORPORATION

SUMMARY FINANCIAL HIGHLIGHTS

(Unaudited)

(In millions, except per share amounts)

	Six Months Ended June 30,
	2003	2002	Change
Total revenues (GAAP) (a)	$4,123.2	$3,630.2	14%

Income before income taxes, minority interest and equity earnings in affiliates
Recurring operations	$878.5	$779.9	13%
Items excluded from recurring operations (i)	(0.2)	(46.0)

Reported (GAAP)	$878.3	$733.9	20%

Net income
Recurring operations	$646.4	$568.6	14%
Items excluded from recurring operations	—	(25.7)

Reported (GAAP)	$646.4	$542.9	19%

Earnings per common share - diluted
Recurring operations	$0.85	$0.73	16%
Items excluded from recurring operations	—	(0.03)

Reported (GAAP)	$0.85	$0.70	21%

Weighted average shares outstanding - diluted	759.6	778.3	-2%
Net income margins
Recurring operations	15.7%	15.7%	0.0 pts
Items excluded from recurring operations	—	(0.7%)

Reported (GAAP)	15.7%	15.0%	0.7 pts

(See accompanying notes)

FIRST DATA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended June 30,
	2003	2002	Change
Revenues:
Transaction and processing service fees:
Payment services	$791.8	$691.1	15%
Merchant services (a)	529.5	473.9	12%
Check verification and guarantee services	101.6	96.3	6%
Card issuing services	332.9	315.6	5%
All other	36.4	42.4	-14%
Investment income, net	38.2	25.7	49%
Professional services	24.7	29.3	-16%
Software licensing and maintenance	12.2	17.5	-30%
Product sales and other	95.1	75.9	25%
Reimbursable postage and other	151.8	122.2	24%

	2,114.2	1,889.9	12%

Expenses: (a)
Cost of services	1,049.0	939.1	12%
Cost of products sold	55.0	47.3	16%
Selling, general and administrative	355.4	319.3	11%
Reimbursable postage and other	151.8	122.2	24%
Other operating expenses:
Restructuring, net	—	(1.8)	NM
Impairments	—	11.3	NM
Litigation and regulatory settlements	—	30.0	NM

	1,611.2	1,467.4	10%

Operating profit	503.0	422.5	19%

Other income (expense):
Interest income	1.4	1.2	17%
Interest expense	(25.5)	(28.6)	-11%
Investment gains and (losses)	(0.1)	5.7	NM
Divestitures, net	—	2.4	NM

	(24.2)	(19.3)	25%

Income before income taxes, minority interest and
equity earnings in affiliates	478.8	403.2	19%

Income taxes	131.7	106.2	24%
Minority interest	(32.1)	(26.4)	22%
Equity earnings in affiliates	38.8	28.0	39%

Net income	$353.8	$298.6	18%

Earnings per share - basic	$0.47	$0.39	21%
Earnings per share - diluted	$0.47	$0.39	21%
Weighted average shares outstanding:
Basic	747.9	760.0	-2%
Diluted	759.4	775.7	-2%
Shares outstanding at end of period	740.2	757.2	-2%

(See accompanying notes)

FIRST DATA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In millions, except per share amounts)

	Six Months Ended June 30,
	2003	2002	Change
Revenues:
Transaction and processing service fees:
Payment services	$1,550.0	$1,321.3	17%
Merchant services (a)	1,011.8	897.2	13%
Check verification and guarantee services	194.0	180.9	7%
Card issuing services	669.8	629.9	6%
All other	72.9	82.7	-12%
Investment income, net	68.1	55.6	22%
Professional services	51.0	49.3	3%
Software licensing and maintenance	23.4	27.9	-16%
Product sales and other	163.9	147.7	11%
Reimbursable postage and other	318.3	237.7	34%

	4,123.2	3,630.2	14%

Expenses: (a)
Cost of services	2,083.5	1,843.3	13%
Cost of products sold	99.4	93.7	6%
Selling, general and administrative	694.3	619.1	12%
Reimbursable postage and other	318.3	237.7	34%
Other operating expenses:
Restructuring, net	—	7.1	NM
Impairments	—	11.3	NM
Litigation and regulatory settlement charges	—	30.0	NM

	3,195.5	2,842.2	12%

Operating profit	927.7	788.0	18%

Other income (expense):
Interest income	2.7	2.8	-4%
Interest expense	(51.9)	(59.3)	-12%
Investment gains and (losses)	(0.2)	—	NM
Divestitures, net	—	2.4	NM

	(49.4)	(54.1)	-9%

Income before income taxes, minority interest and equity earnings in affiliates	878.3	733.9	20%

Income taxes	242.7	196.1	24%
Minority interest	(57.0)	(47.0)	21%
Equity earnings in affiliates	67.8	52.1	30%

Net income	$646.4	$542.9	19%

Earnings per share—basic	$0.86	$0.71	21%
Earnings per share—diluted	$0.85	$0.70	21%
Weighted average shares outstanding:
Basic	749.1	761.3	-2%
Diluted	759.6	778.3	-2%
Shares outstanding at end of period	740.2	757.2	-2%

(See accompanying notes)

FIRST DATA CORPORATION

SUMMARY SEGMENT DATA

(Unaudited)

(In millions)

	Three Months Ended June 30,
	2003	2002	Change
Revenues:
Payment services	$896.3	$779.6	15%
Merchant services (a)	783.1	697.4	12%
Card issuing services	508.8	462.3	10%
Emerging payments	38.1	40.6	-6%

Subtotal segment revenues	2,226.3	1,979.9	12%
All other and corporate	20.0	23.6	-15%

	2,246.3	2,003.5	12%

Adjustments for items included in segment and all other and corporate revenue: (b)
Equity earnings in affiliates (c)	(45.9)	(34.0)	35%
Interest income	(1.4)	(1.2)	17%
Eliminations (d)	(84.8)	(78.4)	8%

Consolidated revenue	$2,114.2	$1,889.9	12%

Operating profit: (e)
Payment services	$304.8	$245.7	24%
Merchant services	216.9	194.0	12%
Card issuing services	73.8	90.5	-18%
Emerging payments	(3.7)	(4.0)	8%

Subtotal segment operating profit	591.8	526.2	12%
All other and corporate	(23.9)	(10.7)	-123%

	567.9	515.5	10%

Adjustments for items included in segment and all other and corporate operating profit: (f)
Equity earnings in affiliates	(38.8)	(28.0)	39%
Minority interest from segment operations (g)	32.3	29.8	8%
Eliminations (h)	(57.0)	(54.1)	5%
Interest expense	(25.5)	(28.6)	-11%
Items excluded from recurring operations (i)	(0.1)	(31.4)	NM

Income before income taxes, minority interest and equity earnings in affiliates	$478.8	$403.2	19%

Depreciation & Amortization:
Payment services	$28.8	$22.2	30%
Merchant services (a)	63.1	59.3	6%
Card issuing services	46.2	41.4	12%
Emerging payments	2.7	4.4	-39%
All other and corporate	4.2	4.4	-5%

Consolidated depreciation & amortization	$145.0	$131.7	10%

(See accompanying notes)

FIRST DATA CORPORATION

SUMMARY SEGMENT DATA

(Unaudited)

(In millions)

	Six Months Ended June 30,
	2003	2002	Change
Revenues:
Payment services	$1,748.8	$1,498.7	17%
Merchant services (a)	1,480.4	1,320.7	12%
Card issuing services	1,032.3	914.6	13%
Emerging payments	74.8	67.5	11%

Subtotal segment revenues	4,336.3	3,801.5	14%
All other and corporate	40.4	46.3	-13%

	4,376.7	3,847.8	14%

Adjustments for items included in segment and all other and corporate revenue: (b)
Equity earnings in affiliates (c)	(82.6)	(64.4)	28%
Interest income	(2.7)	(2.8)	-4%
Eliminations (d)	(168.2)	(150.4)	12%

Consolidated revenue	$4,123.2	$3,630.2	14%

Operating profit: (e)
Payment services	$585.5	$476.0	23%
Merchant services	371.3	337.3	10%
Card issuing services	149.5	175.0	-15%
Emerging payments	(7.7)	(12.4)	38%

Subtotal segment operating profit	1,098.6	975.9	13%
All other and corporate	(45.0)	(31.4)	-43%

	1,053.6	944.5	12%

Adjustments for items included in segment and all other and corporate operating profit: (f)
Equity earnings in affiliates	(67.8)	(52.1)	30%
Minority interest from segment operations (g)	57.2	52.1	10%
Eliminations (h)	(112.6)	(105.3)	7%
Interest expense	(51.9)	(59.3)	-12%
Items excluded from recurring operations (i)	(0.2)	(46.0)	NM

Income before income taxes, minority interest and equity earnings in affiliates	$878.3	$733.9	20%

Depreciation & Amortization:
Payment services	$57.8	$42.5	36%
Merchant services (a)	124.7	116.4	7%
Card issuing services	91.8	81.6	13%
Emerging payments	5.5	7.5	-27%
All other and corporate	8.6	9.3	-8%

Consolidated depreciation & amortization	$288.4	$257.3	12%

(See accompanying notes)

FIRST DATA CORPORATION

NOTES TO FINANCIAL SCHEDULES

(Unaudited)

(a)	In the third quarter of 2002, the Company acquired a majority interest in three merchant alliances, Huntington Merchant Services, Wachovia Merchant Services and Wells Fargo Merchant Services. Revenues and expenses were retroactively restated back to January 1, 2002 to reflect the merchant alliances, which were previously accounted for under the equity method of accounting, as consolidated subsidiaries.

(b)	Adjustments for items included in segment and all other and corporate revenue represent items that are included in segment and all other and corporate revenues but are excluded from total revenues on the Consolidated Statements of Income.

(c)	Excludes equity losses that were recorded in expense of $0.1 million and $1.0 million for the three and six months ended June 30, 2003, respectively, and the amortization related to the excess of the investment balance over the Company’s proportionate share of the investee’s net book value for 2003 and 2002.

(d)	Represents elimination of adjustment to record payment services revenues on a pre-tax equivalent basis and elimination of intersegment revenue.

(e)	Segment and all other and corporate operating profit includes interest income, minority interest and equity earnings in affiliates net of related amortization expense and the allocation of corporate overhead. Segment and all other and corporate operating profit excludes items discussed in note (i) below and interest expense.

(f)	Adjustments for items included in segment and all other and corporate operating profit represent items that are included in segment and all other and corporate operating profit but are excluded from “Income before income taxes, minority interest and equity earnings in affiliates” on the Consolidated Statements of Income.

(g)	Minority interest from segment operations excludes minority interest attributable to items excluded from segment operations.

(h)	Primarily represents elimination of adjustment to record payment services profits on a pre-tax equivalent basis.

(i)	Items excluded from recurring operations consist of the following:

2003 (in millions)	Three months ended June 30, 2003	Six months ended June 30, 2003
Investment losses, net	(0.1)	(0.2)

	(0.1)	(0.2)
Minority interest	0.1	0.2

	$—	$—

The Company recorded a $0.1 million investment loss during the three months ended June 30, 2003 attributed to a $0.5 million write-down of an investment in the emerging payments segment, offset by a $0.4 million dividend on an investment held by corporate. The Company recorded a $0.1 million write-down of an investment in the emerging payments segment during the three months ended March 31, 2003.

2002 (in millions)	Three months ended June 30, 2002	Six months ended June 30, 2002
Restructuring, net	$1.8	$(7.1)
Impairments	(11.3)	(11.3)
Litigation and regulatory settlement charges	(30.0)	(30.0)
Investment gains, net	5.7	—
Divestitures, net	2.4	2.4

	(31.4)	(46.0)
Minority interest	3.4	5.1

	$(28.0)	$(40.9)

NM = Not meaningful.

A restructuring charge of $8.9 million was recorded in the first quarter and was offset with reversals of excess restructuring accruals of $1.8 million in the second quarter.

Impairment charges of $11.3 million were recorded in the second quarter related to SurePay’s capitalized business to business software development costs.

A litigation charge of $30.0 million was recorded in the second quarter related to the anticipated settlement of various Western Union class action lawsuits.

Investment losses of $5.7 million related to e-commerce businesses were recorded in the first quarter offset by a net gain of $5.7 million in the second quarter, related to an $8.1 million gain on the sale of a portion of the Company’s investment in CheckFree Corporation and e-commerce investment losses of $2.4 million.

Divestiture reserve reversals of $2.4 million were recorded in the second quarter of 2002 related to the passage of certain contractual indemnification provisions and the release of amounts previously held in escrow.

FIRST DATA CORPORATION

FINANCIAL TRANSACTION PROCESSING

KEY INDICATORS

(Unaudited)

	2003	2002	Change
At June 30,
Card accounts on file (millions) (a)
Domestic cards	287.8	291.9	-1%
International cards	27.7	23.1	20%

Total	315.5	315.0	0%

For the Three-Months Ended June 30:
North America merchant dollar volume (billions) (b)	$168.5	$137.5	23%
North America merchant transactions (millions) (b)	3,111.3	2,481.4	25%
Payment services transactions (millions):
Consumer-to-consumer money transfer (c)	20.0	16.6	20%
Total consumer-to-business (d)	45.4	42.6	7%
Western Union branded consumer-to-business (e)	33.1	28.9	15%
.For the Six-Months Ended June 30:
North America merchant dollar volume (billions) (b)	$316.2	$259.4	22%
North America merchant transactions (millions) (b)	5,838.5	4,693.7	24%
Payment services transactions (millions):
Consumer-to-consumer money transfer (c)	38.0	31.3	21%
Total consumer-to-business (d)	91.5	84.1	9%
Western Union branded consumer-to-business (e)	66.5	58.3	14%

(a)	Domestic and international card accounts on file for 2002 have been restated to reflect a reclassification from domestic to international for accounts related to Canada and Latin America that are now considered part of international.

(b)	North America merchant dollar volume includes Visa and MasterCard credit and off-line debit and PIN-base debit at point-of-sale. North America Merchant transactions include Visa and MasterCard credit and off-line debit, processed-only customer transactions and PIN-based debit at point-of-sale.

(c)	Consumer-to-consumer money transfer transactions include North America and International consumer money transfer services.

(d)	Consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap’s Just-in-Time and Equity Accelerator services, and E Commerce Group’s SpeedPay. Amounts for 2002 include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries for all periods to provide a more meaningful comparison.

(e)	Western Union branded consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap’s Just-in-Time and Equity Accelerator services, and E Commerce Group’s SpeedPay transactions directly processed by E Commerce Group. Amounts for 2002 include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries for all periods to provide a more meaningful comparison.

FIRST DATA CORPORATION

FINANCIAL TRANSACTION PROCESSING

KEY INDICATORS

(Unaudited)

	Three months ended,				Full year 2002
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Payment services transactions (millions):
Western Union branded consumer-to-business (a)	29.4	28.9	30.2	30.9	119.3

	Three months ended,				Full year 2001
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Payment services transactions (millions):
Western Union branded consumer-to-business (a)	23.3	23.8	25.0	26.4	98.5

(a)	Western Union branded consumer-to-business transactions include Quick Collect, EasyPay, PhonePay, Paymap’s Just in-Time and Equity Accelerator services, and E Commerce Group’s SpeedPay transactions directly processed by E Commerce Group. Amounts for 2002 and 2001 include transactions for E Commerce Group and Paymap as if they were consolidated subsidiaries for all periods to provide a more meaningful comparison.